UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

William Penn Bancorp, Inc.
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

96925V 10 1
(CUSIP Number)

April 15, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 28 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96925V 10 1

1.	Names of Reporting Persons.

		William Penn, MHC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization		U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	2,548,713

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	2,548,713

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			2,548,713

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)			70%

12.	Type of Reporting Person (See Instructions)			00

Item 1.
	(a)	Name of Issuer:
		William Penn Bancshares, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
		8150 Route 13
		Levittown, PA 19057

Item 2.
	(a)	Name of Person Filing:
		William Penn, MHC

	(b)	Address of Principal Business Office or, if none, Residence:
		8150 Route 13
		Levittown, PA 19057

	(c)	Citizenship:
		U.S.

	(d)	Title of Class of Securities:
		Common Stock, $.10 par value

	(e)	CUSIP Number:
		96925V 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check
	whether the person filing is a:

		Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:	2,548,713

	(b)	Percent of class:	70.0%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	2,548,713

		(ii)	Shared power to vote or to direct the vote	0

		(iii)	Sole power to dispose or to direct the disposition of	2,548,713

		(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class

		Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company

The Reporting Person is the mutual holding company of the issuer, which is the holding company for William Penn Bank, FSB. All shares are held by the
Reporting Person.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM PENN, MHC

		By:	/s/ Charles Corcoran
Date:	April 11, 2008		Charles Corcoran, President